Exhibit 99.42

DeFi Technologies’ Wholly-Owned Subsidiary Valour Inc. announces the launch of Valour Digital Asset Basket 10 (ETP) on Nordic Growth Market

●	Valour Digital Asset Basket (10) SEK offers investors the opportunity to get diversified exposure to the digital asset ecosystem with one single product.

●	As of July 7th, investors in the Nordics were able to purchase Valour Digital Asset Basket (10) SEK (ISIN: CH1161139568), with a low management fee of 1.90%

●	Valour anticipates numerous other product launches in the Nordics in the very near future

Toronto, Ontario, July 12, 2023 - DeFi Technologies Inc. (the “Company” or “DeFi”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance, announced today that Valour Inc. (“Valour”), its wholly owned subsidiary and a pioneer in digital asset exchange traded products (“ETPs”), has launched its digital asset basket ETP - Valour Digital Asset Basket 10 (VDAB10) SEK.

The Valour Digital Asset Basket 10 (VDAB10) ETP provides retail and institutional investors with trusted, secure, and diversified exposure to 10 of the largest cryptocurrencies by market capitalization. With a quarterly rebalancing, the multi-digital asset ETP enables investors to gain access to the largest disruptive digital assets, offering an expanded entry into the rapidly developing digital asset ecosystem, without the need to set up a dedicated trading account.

“As the digital asset ecosystem continues to evolve and grow, it’s paramount that we offer products that meet the diverse needs of our investors,” said Olivier Roussy Newton, CEO of DeFi Technologies. “Our new ETP, Valour Digital Asset Basket 10 (VDAB10), is a testament to our commitment to innovation and diversification. This product allows investors to gain broad exposure to the leading cryptocurrencies in a secure and streamlined manner. At DeFi Technologies, we believe in the potential of digital assets and are dedicated to bringing a suite of accessible, trustworthy, and cost-effective products to our investors in the Nordics and beyond.”

“Valour’s VDAB10 product presents an excellent way for investors to get diversified and dynamic exposure to the digital asset ecosystem. With a maximal weight of 30% per constituent, the basket allows for higher exposure to altcoins and a more balanced investment, which of course enhances the diversification” said Johanna Belitz, Valour Head of Sales France and Nordics. “The constituents of the basket should also appeal to our Nordic investors, as it includes digital assets like Dogecoin, Binance BNB and Polygon - all of which there has been a great demand for in the market”

Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and finance. DeFi Technologies is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. DeFi Technologies aims to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF). For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the weighting and balancing of the VDAB10; development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralized finance and cryptocurrency sector; rules and regulations with respect to decentralized finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations

ir@defi.tech